Exhibit 5.1

Our ref	DIC/RBG001.0232
Your ref	-

The Royal Bank of Scotland Group plc 36 St Andrew Square Edinburgh EH2 2YB	18 September 2012

Dear Sirs

We have acted as solicitors in Scotland for The Royal Bank of Scotland Group plc (the Company) in connection with (i) the Underwriting Agreement dated as of 11 September 2012 (the Base Underwriting Agreement) between you and the representative of certain underwriters (the Underwriters) under which the Underwriters have severally agreed to purchase from the Company US$2,000,000,000 aggregate principal amount of the Company’s 2.550% Senior Notes due 18 September 2015 (the Senior Notes), and (ii) the Pricing Agreement dated as of 11 September 2012 (the Pricing Agreement and, together with the Base Underwriting Agreement, the Underwriting Agreement).  The Senior Notes are to be issued pursuant to the provisions of the amended and restated indenture dated as of 13 September 2011 (the Indenture) between the Company and The Bank of New York Mellon, London Branch, as trustee.

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Senior Notes have been duly authorized in accordance with the Indenture, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to, and paid for, by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland.  We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell London LLP.  The laws of the State of New York are the chosen governing law of the Senior Notes, and we have assumed that the Senior Notes constitute valid, binding and enforceable obligations of the Company, enforceable against the Company in accordance with their terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

Yours faithfully

/s/ Donald Cumming

Partner, for and on behalf of Dundas & Wilson CS LLP